

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2022

Avanish Vellanki
Chief Executive Officer
Rain Therapeutics Inc.
8000 Jarvis Avenue, Suite 204
Newark, CA 94560

Re: Rain Therapeutics Inc.
Registration Statement on Form S-3
Filed May 27, 2022
File No. 333-265297

Dear Mr. Vellanki:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Branden C. Berns, Esq.